

April 1, 2015

<u>Via E-mail</u>
Mr. Dennis R. Vigneau
Senior Vice President and Chief Financial Officer
Fidelity & Guaranty Life
1001 Fleet Street, 6th Floor
Baltimore, Maryland 21202

> **Re:** **Fidelity & Guaranty Life**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 19, 2014 and Amended December 12, 2014**
> **File No. 1-36227**

Dear Mr. Vigneau:

We have reviewed your March 20, 2015 response to our March 11, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2: Significant Accounting Policies and Practices</u>
<u>Benefits and Other Changes In Policy Reserves, page F-10</u>

1. We acknowledge your response to prior comment 3. The disclosures you refer to on pages 9 and 52 of your Form 10-K relate specifically to fixed rate annuities and represent only about 19% of your contractholder funds liabilities at September 30, 2014. As your disclosure referred to in our original comment specifically includes FIA and IUL liabilities, please tell us why your disclosures should not be expanded to include the average crediting rate and/or concentrations of crediting rates for these products as well. If you rely in part on the fact that you hedge your FIA obligations to not disclose average and/or concentrations of crediting rates, explain to us why this is appropriate given that it appears your gross exposure and your exposure net of reinsurance on FIA contractholder funds appears to be reasonably consistent with that of your fixed rate annuities when

considering the $7.6 billion notional amount of your call options as disclosed in Note 5 on page F-25.

<u>Note 18: Insurance Subsidiary Financial Information and Regulatory Matters, page F-54</u>

2. We acknowledge your response to prior comment 4. Regarding your intent to "include only the most current and prior calendar year-end audited statutory financial information," please represent to us that "most current and prior" will encompass three years for statutory net income (loss) information. Further, please represent to us that you will remove all references to "(unaudited)" in the tables and narrative disclosures throughout notes 15 and 18 of audited financial statement in future filings.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant